AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

September 3, 2002

FILE No. 82-4427

02 SEP 10 AM 9:49

Office of International Corporate Finance
Securities and Exchange Commis[redacted]
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

02049850

SUPPL

Dear Sirs:

<u>Re: Avalon Ventures Ltd. (The "Company") -Filing Requirements</u>

Further to the above matter, enclosed please find the following document for filing under Rule 12g3-2(b):

- August 15, 2002: BC Form 45-902F for the purchase of 90,000 common shares of the Company with respect to a debt settlement related to a property acquisition;
- August 22, 2002: Form 53-901.F - Material Change Report;
- Insider Report.

Yours very truly,

AVALON VENTURES LTD.

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

9/10

6-6 82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

August 20, 2002

02 SEP 10 AM 9:49

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2
Attention: Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Exempt Distribution with Respect to a Property Acquisition
BC FORM 45-902F

Dear Sirs:

We enclose the following:

- BC Form 45-902F for the issuance of an aggregate 90,000 common shares of the Company with respect to a debt settlement related to a property acquisition.
- Completed Fee Checklist;
- Cheque #2884 in the amount of $100.

We trust that you will find this submission in order.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: TSX Venture Exchange
Attention: Corporate Finance

Page Fraser & Associates
Attention: Ms. Claudia Losie

82-4427

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   AVALON VENTURES LTD. (the "Issuer")
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer and if reporting, the jurisdictions in which it is reporting.

   The Issuer is an exchange issuer reporting in the jurisdictions of British Columbia, Alberta and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   90,000 common shares of the Issuer.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence.	Number of Securities Purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period.
Mr. Robert Fairservice P.O. Box 627 Kenora, Ontario	45,000	August 15 2002	$0.278/$12,500.00	74(2)(18) of the Act	4 months from date of issue.

82-4427

P9N 3X6					
Mr. Sherridon Johnson Box 19, Site 214 R.R. # 2 Dryden, Ontario P8N 2X5	11,250	August 15, 2002	$0.278/$3,125.00	74(2)(18) of the Act	4 months from date of issue
Mr. James Bond II Box 948 Welch West Virginia 24801 USA	33,750	August 15, 2002	$0.278/$9,375.00	74(2)(18) of the Act	4 months from date of issue

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Please see attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate report of Distribution with the applicable filing fee.

No persons were compensated in connection with this distribution.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

82-4427

DATED at Toronto, this 15th day of August, 2002

AVALON VENTURES LTD.

Name of Issuer (please print)

Signature of authorized signatory

DONALD S. BUBAR, President

Name and office of authorized signatory
(please print)

82-4127

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQS at www.bcsc.bc.ca.

82-4427

SCHEDULE TO BC FORM 45-902F

6.

Full name and residential address of purchaser.	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Robert Fairservice P.O. Box 627 Kenora, Ontario P9N 3X6	1-807-467-2801	45,000 Property Acquisition	Section 74(2)(18) of the Act
Sherridon Johnson Box 19, Site 214 Dryden, Ontario P8N 2X5	Unknown	11,250 Property Acquisition	Section 74(2)(18) of the Act
James Bond II Box 948 Welch West Virginia 24801 USA	1-304-436-6444	33,750 Property Acquisition	Section 74(2)(18) of the Act

DATED at Toronto, this 15th day of August, 2002

AVALON VENTURES LTD.
Name of Issuer (please print)

[signature]
Signature of authorized signatory

DONALD S. BUBAR, President

Name and office of authorized signatory
(please print)

82-4427

BCSC

British Columbia Securities Commission

BC FORM 11-901F
Securities Regulation Fee Checklist

FOR COMMISSION USE ONLY

File Number

INSTRUCTIONS

1. This form **must** accompany all fee payments.
2. Cheques **must** be in Canadian funds made payable to the British Columbia Securities Commission.
3. NSF cheques will result in a $20.00 charge and all subsequent fee payments will require a certified cheque or money order.
4. The number to the left of the text below is the respective ITEM number from section 22(1) of the Securities Regulation; R.B.C. Reg. 196/97 (the "Regulation"). Reference should be made to the Regulation for the specific wording of each of the following items. All references to the "Act" are to the *Securities Act*, R.S.B.C. 1996, c. 418.
5. The fees set out in this fee checklist are effective January 7, 2002.

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

	Fee		Factor		Amount	COMMISSION USE ONLY
1. For filing an application for registration or renewal of registration as a dealer, regardless of the number of categories to which the application relates, for a period of one year						
(a) for the dealer's principal place of business in British Columbia	$2500	x		=		R1SD2
(b) for each branch office of the dealer in British Columbia if more than 3 registered individuals carry on business on behalf of the dealer	$50	x		=		R1SDB2
2. For filing an application for registration or renewal of registration as a salesperson, partner, director or officer of a dealer in British Columbia, for a period of one year	$75	x		=		R1SD
3. Subject to item 4, for filing an application for registration or renewal of registration as an underwriter, for a period of one year	$2500	x		=		R1SU2
4. For filing an application for registration or renewal of registration as an underwriter, for a period of one year, if registered as a dealer under item 1	$500	x		=		R1SU
5. For filing an application for registration or renewal of registration as an adviser, regardless of the number of categories to which the application relates, for a period of one year						
(a) for the adviser's principal place of business in British Columbia	$1500	x		=		R1SA2
(b) for each branch office of the adviser in British Columbia if more than 3 registered individuals carry on business on behalf of the adviser	$50	x		=		R1SA2B
6. For filing an application for registration or renewal of registration as an advising employee, partner, director or officer of an adviser in British Columbia, for a period of one year	$250	x		=		R1SA
7. For filing an application for reinstatement of the registration of a salesperson, partner, director or officer from one dealer to another dealer	$100	x		=		R2SD/TR
8. For filing an application for reinstatement of the registration of an advising employee, partner, director or officer from one adviser to another adviser	$100	x		=		R2SA/TR

82-4427

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

	Fee		Factor		Amount	COMMISSION USE ONLY
9. For notification of change under section 42 (1), (2) or (3) of the Act, except for sections 42 (1) (c), 42 (2) (b) and, if referring to a branch office with fewer than 4 registered individuals, sections 42 (1) (d) (ii) and 42 (2) (c) (ii)	$100	x		=		S28/1/2
10. For issuance of a replacement certificate of registration, including replacement if the name of the registrant has changed or the certificate has been lost or destroyed	$100	x		=		RCERT
11. For each day that the financial statements of a registered dealer, underwriter or adviser have not been filed as required under the Securities Rules, unless the commission or executive director has exempted in writing the registered dealer, underwriter or adviser from the requirement to file financial statements	$100	x		=		RFSLATE
12. (a) Subject to paragraphs (b) and (c), for filing a preliminary prospectus, a preliminary base shelf prospectus under NI 44-102, a preliminary base PREP prospectus under NI 44-103 or a pro forma prospectus	$400	x		=		SPROS/1
(b) For filing a preliminary or pro forma prospectus for a mutual fund	$900	x		=		SMFP
(c) For filing a preliminary exchange offering prospectus	$900	x		=		SEOP
13. For filing a prospectus, the amount, if any, by which						
(a) 0.02%, or	0.02%	x		=		SPROS+
(b) in the case of a money market mutual fund, as defined in NI 81-102, 0.01%	0.01%	x		=		SPROS+M
of the proceeds realized by the issuer or security holder from the distribution under the prospectus to purchasers in British Columbia exceeds the aggregate of the fees paid under item 12, which amount must be paid in accordance with subsections (5) and (6)						
14. For filing an annual information form by an issuer other than a mutual fund	$1000	x		=		SAIF
15. For filing an amendment to a preliminary prospectus, prospectus or annual information form	$250	x		=		SAMEND
16. For filing a technical or engineering report with						
(a) a preliminary prospectus, pro forma prospectus, prospectus, annual information form, amendment to a preliminary prospectus or prospectus	$500	x		=		STECH
(b) an application under section 171 of the Act for revocation or variation of a decision in respect of the reactivation of a dormant issuer	$500	x		=		STECHDD
17. For filing a notice by an issuer of its intention to offer securities under section 74 (2) (7) of the Act, if the notice includes a rights offering memorandum or circular	$500	x		=		S55/2/7
18. For filing an application to the commission or the executive director for a decision under the Act, this regulation, the Rules, another enactment or a policy statement, if no other fee for that filing is prescribed	$750	x		=		SORDER

82-4427

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

Item	Fee	x	Factor	=	Amount	COMMISSION USE ONLY
19. For filing a report						
(a) under section 139 of the Rules, other than for a distribution under section 74 (2) (8) or (11) (i) of the Act, or pursuant to the terms of an order made under section 76 of the Act, the greater of						
(i) $100, or	$100	x		=		SDIST.03
(ii) 0.01% of the proceeds realized by the issuer from the distribution of the securities described in the report to purchasers in British Columbia	0.01%	x		=		SDIST.03
(b) under section 139 of the Rules, for a distribution under section 74 (2) (8) or (11) (i) of the Act	$100	x	1	=	100	SDIST
20. For filing an annual financial statement by a reporting issuer, as required under section 145 of the Rules, if the statement is filed						
(a) within the prescribed time period	$75	x		=		SFIN
(b) outside the prescribed time period	$800	x		=		SFINLAT
(c) outside the prescribed time period and the commission or the executive director has ordered, in respect of the failure to file, that trading in the securities of the issuer cease	$1100	x		=		SFINLCT
21. For filing an interim financial statement by a reporting issuer, as required under section 144 of the Rules, if the statement is filed						
(a) within the prescribed time period	NIL	x		=		
(b) outside the prescribed time period	$200	x		=		SFINILAT
(c) outside the prescribed time period and the commission or the executive director has ordered, in respect of the failure to file, that trading in the securities of the issuer cease	$500	x		=		SFINILCT
22. For filing a report required under section 87 of the Act, if the report is filed						
(a) within the prescribed time period	NIL	x		=		
(b) outside the prescribed time period	$50	x		=		SINSLATE
23. For filing a take over bid circular or issuer bid circular	$750	x		=		SBID
24. For filing an application under section 171 of the Act for revocation or variation of a decision in respect of the reactivation of a dormant issuer	$2500	x		=		S3/35
25. For an on-site search of a paper file	$6	x		=		SSEARCH
26. For a copy of a record in the public file of the commission, for each page	$0.50	x		=		SCOPY
27. For the certification of a record						
(a) for the number of pages, up to and including 10, included in the record	$10	x		=		SCERT
(b) for each additional page over 10 included in the record	$1	x		=		SCERT
28. The fees and charges for an examination or investigation by a person appointed under sections 13 or 153 of the Act are an amount equal to the amount paid by the commission for the examination or investigation, not exceeding fees of $2000 for each day of the examination or investigation plus disbursements properly incurred for the examination or investigation		x		=		SEXAM

82-4427

INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

Item	Factor		Amount		Total	COMMISSION USE ONLY
29. The fees and charges for the costs of or related to a compliance review under section 29 or 39 of the Act are (a) $100 per hour for each person involved in the compliance review (b) disbursements properly incurred by the commission or the executive director or the staff of either of them		x		=		SAUDIT
30. The fees and charges for an investigation by a person appointed under section 142 or 147 of the Act are an amount equal to the amount paid by the commission or the minister for the investigation, not exceeding fees of $2000 for each day of the investigation plus disbursements properly incurred for the investigation		x		=		SINVEST
31. The fees and charges for the costs of or related to a hearing are (a) $2000 for each day or partial day of hearing (b) $100 per hour for each person employed by the commission (c) disbursements properly incurred by the commission or the executive director or the staff of either of them (d) fees paid to an expert or witness, to a maximum of $600 per hour for each person involved (e) disbursements properly incurred by an expert retained by the commission (f) fees paid for legal services, to a maximum of $400 per hour for each person involved (g) disbursements properly incurred in connection with the provision of legal services to the commission		x		=		SHEAR
32. For filing an application for a certificate confirming that a reporting issuer is not in default of (a) filing financial statements required by the Act or the regulations (b) paying prescribed fees and charges	$100	x		=		SCERTDEF
33. For filing an application for an approval of a waiver of the appointment of an auditor under section 179 (3) (b) of the *Company Act*	$100	x		=		SWAUD
34. For filing an application for a consent to the restoration of a company or extraprovincial company to the register under section 262 (4) (c) of the *Company Act*	$100	x		=		SCRES
35. For filing an application for a waiver under Part XII of National Policy No. 41 *Shareholder Communication*	$100	x		=		SWNP41
For NSF charges	$20	x		=		SNSF

82-4427

02 SEP 10 AM

This is a form of a material change report required under Section 85(1) of the *Securities Act*.

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Changes**

August 15, 2002

Item 3. **Press Releases**

A press release disclosing the material changes was issued in Toronto, Ontario on August 21, 2002 and was disseminated through CCN Matthews to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, The British Columbia Securities Commission and the Alberta Securities Commission.

Item 4. **Summary of Material Changes**

A. 90,000 treasury shares of the Company were issued to the vendors of the Raleigh Lake tantalum property to complete the acquisition of the property.
B. Placer Dome (CLA) Limited notified the Company of its election to abandon its option to earn a 60% interest in the Company's Legris Lake platinum-palladium property.
C. The Company sold its 100% interest in the East Cedartree gold property to Metalore Resources Limited ("Metalore", MET:TSX) for $50,000 cash, 10,000 treasury shares of Metalore and a 2% NSR royalty interest in five claims, not already subject to an existing NSR royalty.

File 82-4427

Item 5. Full Description of Material Changes

A. Raleigh Lake Tantalum Property

The Company entered into an option agreement on May 29, 1998 to acquire a 100% interest (subject to a retained 3.0% NSR royalty interest) in the Raleigh Lake tantalum property from three prospectors; Robert Fairservice, James Bond II and Sherridon Johnson (the "Vendors"). As at January 31, 2002, the Company's only remaining obligation to secure its 100% interest in the property was to make a final $25,000 cash payment to the vendors. Subsequently, the Company negotiated an agreement to settle this final obligation by issuing 90,000 shares to the vendors at a deemed price of $0.278 per share. Following receipt of regulatory approval, the Company issued the shares to the vendors on August 15, 2002.

B. Legris Lake Platinum-Palladium project

On April 20, 2001, the Company and partner Starcore Resources Ltd. entered into an agreement with Placer Dome (CLA) Limited ("Placer") giving Placer the right to earn a 50% interest in the Legris Lake property by spending $4.0 million on exploration work over four years. Placer had the further right to increase its interest to 60% upon delivery of a bankable feasibility study. Placer made a firm commitment to fund a minimum $1.0 million work program on the property operated by the Company by the first anniversary of the agreement. This program was completed in May, 2002 and the results reported to Placer before June 30, 2002. On August 15, 2002, Placer notified the Company that it had decided not to fund further work on the Legris Lake property and elected to abandon its option to earn an interest in the property with no further obligation. The Company and partner, Starcore Resources Ltd. are currently seeking a new investor to continue exploration on the property.

C. East Cedartree Gold property

The Company has entered into an agreement to sell its 100% interest in the 9-claim East Cedartree gold property, located near Kenora, Ontario, to Metalore Resources Limited ("Metalore", MET:TSX) for $50,000 cash and 10,000 treasury shares of Metalore, at a deemed value of $5.50 per share. The Company will retain a 2% NSR royalty interest in any future production from the five claims not already subject to an existing royalty. A 1% NSR in these claims can be re-purchased by Metalore at any time for $1.0 million cash. The five claims cover the known gold occurrences on the property. The East Cedartree property was considered a non-core asset in the context of the Company's current focus on the development of the Separation Rapids project.

Item 6. Reliance on Section 85(2) of the Act

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 22nd day of August, 2002.

AVALON VENTURES LTD.

By: *"Donald S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

file 82-4427

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. *Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above.* Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 23/07/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO.: 11 STREET: Gainsville Ave APT:

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,059,500	14/08/02	10	20,000		0.12		1,079,500	1	
OPTIONS	1,000,000							1,000,000	1	
WARRANTS	20,000							20,000	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD S BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 20/08/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE